November 20, 2007

Richardson & Patel, LLP
Attn: Jamie H. Kim, Esq.
10900 Wilshire Blvd., Suite 500
Los Angeles, CA 90024

Re: References to Marketbuzz 2007 report by Perfectenergy International Limited

Dear Ms. Kim:

This letter serves as our consent to include certain information attributable to our company’s Marketbuzz 2007 report (“Report”) in Perfectenergy International Limited’s Amendment No. 1 to the Registration Statement on Form SB-2 (“Registration Statement”). The portions of the Registration Statement which contain information attributable to the Report are attached hereto as Exhibit A.

Best regards,

SOLARBUZZ LLC

/s/ Craig Stevens
By: Craig Stevens
Title: President

Exhibit A

PERFECTENERGY BVI

Overview

Perfectenergy BVI, an international business company incorporated under the laws of the British Virgin Islands, through its wholly owned operating subsidiary Perfectenergy Shanghai, is principally engaged in the research, development, manufacturing and sale of solar cells, solar modules and photovoltaic (“PV”) systems. Perfectenergy BVI was incorporated under the laws of the British Virgin Islands as an International Business Company on April 1, 2005, and its principal offices are located at No. 479 You Dong Road, Xinzhuang Town, Shanghai 201100, People’s Republic of China.

In May 2005, Perfectenergy BVI issued 849 shares of common stock at $1.00 par value for $360,000 and 151 shares of common stock at $1.00 par value for In-process technology valued at $64,028 to the Perfectenergy BVI’s stockholders (“Perfectenergy BVI Stockholders”). In June 2006, the Perfectenergy BVI Stockholders entered into a Stockholders’ Agreement in which they agreed to increase Perfectenergy BVI’s capital from $360,000 to $1,232,687 (RMB 10,000,000) and the 1,000 shares of common stock remained unchanged. During 2006, Perfectenergy BVI received $187,050 additional paid-in capital. As of March 31, 2007, capital contribution receivable due from the Perfectenergy BVI Stockholders is $685,637. On August 8, 2007, Perfectenergy BVI issued 49 ordinary shares of common stock at $1.00 par value to a consultant as compensation for consulting services in connection with the Exchange.

Perfectenergy Shanghai, was established in Minhang District, Shanghai City, China on July 8, 2005 with a registered capital of $310,000 (RMB 2,500,000) and is a wholly owned subsidiary of Perfectenergy BVI. On November 28, 2005, pursuant to a change in its bylaws, the registered capital of Perfectenergy Shanghai was increased from $310,000 (RMB2,500,000) to $1,231,851 (RMB 10,000,000). On December 21, 2005, the Minhang District local government in the City of Shanghai approved the transaction and Perfectenergy Shanghai obtained a new certificate of approval on January 19, 2006 and a new business license on October 20, 2006 with a business terms of 30 years starting on July 8, 2005. In accordance with the certificate of approval, the increase of $922,687 (RMB 7,500,000) registered capital is required to be made within one (1) year from the date of issuance of its new business license. During 2006, Perfectenergy BVI contributed $264,050 (RMB2,122,699) additional registered capital and capital contribution receivable due from Perfectenergy BVI is $698,474 (RMB5,311,586) as of June 30, 2007.

We currently have a solar module lamination line and a solar cell production line with annual manufacturing capacity of approximately 25 megawatts (“MW”) and 15 MW, respectively. We operate as an export-oriented enterprise and we are focused on further expanding our production capacity as well as the market for our solar power products in mainland China, Europe and the United States.

Market and Industry Overview

The solar power market has experience rapid growth in the past several years. According to Solarbuzz LLC (“Solarbuzz”), an independent solar energy research firm, the global solar power market, as measured by annual solar power system installed capacities, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a compound annual growth rate, or CAGR, of 42%. Under the lowest of three different projections, Solarbuzz expects annual solar power system installed capacities to further increase to 4,177 MW in 2011. Solar power industry revenue is expected to increase from $10.6 billion in 2006 to $18.6 billion in 2011, representing a CAGR of 12%. Currently, the majority of installed solar systems employ crystalline silicon technology. Most solar cell manufacturers apply crystalline silicon technology to manufacture P-type solar cells, while only a few manufacturers produce, on a commercial scale, N-type solar cells, which generally have higher conversion efficiencies than P-type solar cells. The solar cell production industry is currently dominated by a small number of manufacturers. According to Solarbuzz, the top 10 solar cell manufacturers together accounted for 75% of the solar cell production worldwide in 2006.

According to Solarbuzz, the global solar power industry as measured by MW of solar power system annually installed capacities is estimated to grow from just under 2,000 in 2006 to over 4,000 in 2011.

We also believe the solar power market will continue to experience growth as a result of the growing adoption of government incentives for solar energy sources, rising energy demand and limited fossil energy sources, and the growing awareness of the advantages of solar energy, all of which are discussed below:

Growing Adoption of Government Incentives for Solar and Other Renewable Energy Sources

     In response to the increasing environmental concerns worldwide, many governments have promulgated regulations and implemented policies to limit the release of hazardous and “greenhouse” gases, such as carbon dioxide, and to encourage the use of renewable energy sources. Due to the fact that most renewable energy sources are currently less cost competitive than traditional energy sources, a growing number of countries have created incentive programs for the solar sector, including:

•	direct subsidies to end users to counter costs of equipment and installation;

•	net metering laws enabling on-grid end users to sell electricity back to the grid at retail prices;

•	government standards mandating minimum consumption levels of renewable energy sources; and

•	low interest loans and tax incentives to finance solar power systems.

 Due to government support in the past decade, solar energy has become an attractive alternative to traditional energy sources. Set forth below are brief descriptions of the incentive programs adopted by the following selected countries:

China. China’s government has been introducing various laws, regulations and initiatives to support renewable energy, including solar energy, over the last few years. In 2000, the Chinese government initiated the Brightness Program, a rural electrification program, to provide electricity to rural areas in China. Under the initial phase of the Brightness Program relating to township electrification, an estimated 20 MW of PV or PV/ wind systems were installed from 2002-2004, impacting 1,000 municipalities. According to Solarbuzz, a second phase of the Brightness Program relating to village electrification contemplates installing village PV systems and solar home systems with a total capacity of over 250 MW from 2005-2010.

 In February 2005, China enacted the Renewable Energy Law, which became effective in January 2006. The Renewable Energy Law provides certain financial incentives for the development of renewable energy projects. Various local authorities have also introduced initiatives to encourage the adoption of renewable energy, including solar energy. In addition, solar power will be used at various sports venues of Beijing 2008 Olympic Games. We expect that the increase in solar energy consumption in local municipalities will encourage further growth of the solar energy industry in China.

The Chinese government granted the Company an income tax exemption for the years ended December 31, 2006 and 2005, and we are entitled to receive a 50% deduction of our regular income tax rate of 33% from January 2007 to December 31, 2009. The Chinese government also granted the Company a refund on value added taxes (“VAT”), which are imposed on exported goods in the rate of 17%. Enterprises or individuals who sell products, engage in repair and maintenance, or import and export goods in China are subject to VAT in accordance with Chinese laws. The standard VAT is 17% of the gross sales price.

        Germany. Under Germany’s Renewable Energy Sources Act, the country aims to increase the share of electricity from renewable energy to 12.5% by 2010 and 20% by 2020. In particular, the Renewable Energy Sources Act requires electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy.

        Italy. Before 2005, the Italian PV market benefited primarily from regional support for PV installations with grants of up to 65% of investment, in the absence of national incentive funds. In 2005, Italy passed a new law that sets fixed feed-in tariffs for electricity produced from renewable energy sources. The incentives are available to individuals, companies and public bodies. In January 2006, the Italian government approved various measures relating to PV feed-in tariffs, including increasing the PV feed-in tariff cap to 500 MW by 2015.

        Japan. The Japanese government has implemented a series of incentive programs, including the "PV 2030" roadmap, which outlines government policies to support solar power electricity. Japan also provides government subsidies for research and development. According to Solarbuzz, due to those incentive programs, there are over 200,000 PV installations on residential housing in Japan.

        Spain. The incentive regime in Spain includes a national net metering program and favorable interest loans. The actual feed-in tariff for solar energy in Spain is fully guaranteed for 25 years and guaranteed at 80% subsequently. The target for cumulative installed generation capacity from PV in 2010 was recently raised by the Spanish government to 400 MW.

        United States. At the federal level, several recent developments are favorable to the PV industry in general. The United States Congress approved the Energy Policy Act of 2005, which provides a 30% investment tax credit for PV installations. In addition, the President of the United States announced the Advanced Energy Initiative in January 2006, which sets the goal of replacing more than 75% of oil imports from the Middle East by 2025 through using alternative energy. Furthermore, the President of the United States proposed $148 million in funds to support the solar energy research and development program in the United States government’s 2007 budget. In addition, a number of states, including California and New Jersey, have committed substantial resources to developing and implementing renewable energy programs. For example, in January 2006, the California Public Utilities Commission passed the California Solar Initiative with the goal of installing 3 GW PV systems by 2017. Under the California Solar Initiative, an investment of $3.2 billion will be made from 2006 to 2017 for the installation of 1 million PV plants with the total output of more than 3,000MW. Investors in these PV plants will get refund from the state and federal governments of approximately 75% of their total investment. In addition, the investors are to receive a guaranteed profit of 12% on average for the electricity produced by their PV plants with certificates of green power. In April 2006, the New Jersey Board of Public Utilities voted to approve new regulations which expand the State’s Renewable Portfolio Standard by extending the existing goals out to 2020 and increasing the required amount of renewable energy and solar energy. Under the newly adopted regulations, 20% of New Jersey’s electricity must come from renewable sources by 2020. The New Jersey regulations also include a 2% solar set aside, which is forecast to require 1,500 MW of electricity to be generated through solar power, the largest solar commitment relative to population and electricity consumption in the United States.

Rising Energy Demand and Limited Fossil Energy Sources with Increasing Prices

In recent years, global economic development has resulted in surging energy demand and rising energy prices. Electric power demand is expected to increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030 globally. Meanwhile, the generation of electric power is capacity constrained and dependent upon fossil fuel feedstock. The situation is compounded by the finite supply of traditional energy sources, such as natural gas, coal, and petroleum. In addition, petroleum prices have risen dramatically because of war, political instability, labor unrest, and the threat of terrorism in oil-producing regions. Further, for national security reasons many governments seek to further develop domestic sources of energy. Thus, future energy demand is increasingly expected to be met by renewable energy sources, such as solar energy.

Growing awareness of the advantages of solar power.

Solar power offers a variety of advantages over other sources of power, including an absence of the need for fuel, environmental cleanliness, location based energy production, greater efficiency during peak demand periods, high reliability and modularity. These advantages include:

No fossil fuel requirement.  Solar power relies solely on sunlight rather than traditional fossil fuels that have historically experienced supply constraints, volatile pricing and delivery risk.

Clean energy production.  Unlike traditional fossil fuel energy sources and many other renewable energy sources, solar power systems generate electricity with no emissions or noise impact.

Location-based energy production.  Solar power is a distributed energy source, meaning that the electricity can be generated at the site of consumption. This provides a significant advantage to the end user who is therefore not reliant upon the traditional electricity infrastructure for delivery of electricity to the site of use.

Energy generated to match peak usage times.  Peak energy usage and high electricity costs typically occur mid-day, which also generally corresponds to peak sunlight hours and solar power electricity generation.

Reliable Source of Electricity.  Solar power systems generally do not contain moving parts, nor do they require significant ongoing maintenance. As a result, we believe solar power systems are one of the most reliable forms of electricity generation.

Modular.  Solar power systems are made from interconnecting and laminating solar cells into solar modules. Given this method of construction, solar power products can be deployed in many different sizes and configurations to meet specific customer needs.

Challenges Facing the Solar Power Industry

Although solar power has several advantages and is an attractive alternative to traditional energy sources, there remain certain key challenges that the solar power industry must overcome to accomplish broad commercialization of its products, including:

Possible Reduction or Elimination of Government Subsidies and Incentives. The current growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives. It remains a challenge for the solar power industry to reach sufficient scale to be cost-effective in a non-subsidized marketplace.

High Cost of Solar Power.  Generally, the per kilowatt-hour cost of generating solar electricity, including the upfront capital costs, is greater than retail electricity rates. While government policy mechanisms and heightened consumer awareness are driving solar power adoption, the cost of solar power products remains an impediment to growth. To address this issue, manufacturers must improve the cost efficiency of solar power systems through innovation and continuous improvement of production techniques. For example, improving conversion efficiencies of solar cells will reduce raw material requirements and lower costs required to manufacture a solar power system with a given output. Higher conversion efficiencies also decrease the size of the solar power system, and thereby lower the system installation costs.

Shortages of Raw Materials.  According to Solarbuzz, crystalline silicon technology represented 92% of the solar cell market in 2006. Polysilicon is the main raw material used in manufacturing our solar cells. Currently, there is an industry-wide shortage of polysilicon, which is expected to last in the near future. As a result of this raw material shortage, we believe the growth of the solar industry will be hindered in the near term. An industry-wide shortage of polysilicon will or will reasonably likely have a material impact on our liquidity because suppliers will likely require more advance payments for the poly-silicon that they supply to us as our production expands. Further, a shortage may also have a material effect on our results of operations because a shortage will likely cause the price of poly-silicon to rise. Such increase will likely cause an increase in the cost of producing our products especially if we need to obtain more poly-silicon in the market to produce our products as our production expands in the future. In addition, we believe effective supply chain management is critical to ensure continued growth for the industry.

Our Operations

We currently have a solar module lamination line and a solar cell production line with annual manufacturing capacities of approximately 25 megawatts (“MW”) and 15 MW, respectively. We believe that our manufacturing processes allow us to produce PV solar products at a much lower cost than traditional solar cell manufacturing for the same levels of production due to our lower capital cost. Our production line requires less capital investment than traditional solar cell production lines for the same levels of production due to the proprietary nature and in-house manufacturing of our capital equipment, while the competition must import costly capital equipment from Germany and Japan.